December 20, 2018

John Fieldly
Chief Executive Officer
Celsius Holdings, Inc.
2424 N. Federal Highway, Suite 208
Boca Raton, Florida 33431

       Re: Celsius Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 19, 2018
           File No. 333-228888

Dear Mr. Fieldly:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Dale S. Bergman, Esq.